                             ABRAMS INDUSTRIES, INC.
                          1945 THE EXCHANGE, SUITE 300
                           ATLANTA, GEORGIA 30339-2029

                                  March 8, 2006

VIA EDGAR

United States Securities & Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-0404
Attn.: Rufus Decker

     Re: Abrams Industries, Inc.
         Form 10-K for the fiscal year ended April 30, 2005
         Forms 10-Q for the Quarter ended July and October 31, 2005 File No. 0-10146

Dear Mr. Decker:

     On behalf of Abrams Industries, Inc. (the "Company"), this letter responds to the comments of the Staff of the Commission to the above-referenced filings, as set forth in your letter dated February 7, 2006. Each of the Company's responses is set forth immediately below the text of the correlative Staff comment.

                   FORM 10-K FOR THE YEAR-ENDED APRIL 30, 2005
                   -------------------------------------------

GENERAL
-------

1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE SHOW US IN YOUR RESPONSE WHAT THE REVISIONS WILL LOOK LIKE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

     Response
     --------

     We will comply as necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS CONTRACTUAL OBLIGATIONS, PAGE 13
-------------------------------------------

2. PLEASE REVISE THE TABLE OF CONTRACTUAL OBLIGATIONS TO INCLUDE ESTIMATED INTEREST PAYMENTS ON YOUR DEBT. BECAUSE THE TABLE IS AIMED AT INCREASING TRANSPARENCY OF CASH FLOW, WE BELIEVE THESE PAYMENTS SHOULD BE INCLUDED IN THE TABLE. PLEASE ALSO DISCLOSE ANY ASSUMPTIONS YOU MADE TO DERIVE THESE AMOUNTS.

     Response
     --------

     The Company will revise its table of contractual obligations to include estimated interest payments on our debt and any assumptions to derive these amounts in applicable future filings in substantially the following manner:

     "A summary of the Company's contractual obligations, including estimated interest payments, at April 30, 2005, are as follows:

                                                    PAYMENT DUE BY PERIOD
                             ------------------------------------------------------------------
                                            LESS THAN                                MORE THAN
CONTRACTUAL OBLIGATIONS         TOTAL        1 YEAR     1 - 3 YEARS   3 - 5 YEARS     5 YEARS
-----------------------      -----------   ----------   -----------   -----------   -----------
Mortgage notes payable (1)   $35,607,185   $2,686,119   $10,898,414    $3,537,631   $18,485,021
Operating leases (2)           3,491,234    1,176,918     1,064,493       667,997       581,826
Other long-term debt (3)       2,507,883      375,398       680,473       216,488     1,235,524
Long-term obligations            222,000       96,000       126,000            --            --
Capital lease obligations         10,557       10,557            --            --            --
                             -----------   ----------   -----------    ----------   -----------
   Total                     $41,838,859   $4,344,992   $12,769,380    $4,422,116   $20,302,371
                             ===========   ==========   ===========    ==========   ===========

     (1) Regularly scheduled principal and interest amortization payments and final payments due upon maturity. In computing interest expense, the Company used the applicable contractual rate. All of the mortgage notes payable are fixed rate debt instruments.

     (2) Future minimum rental payments on leaseback shopping centers and ground leases.

     (3) In computing interest expense related to variable rate debt, a rate of 7.5% (prime rate at April 30, 2005 plus 1.5%) was used for all periods, and for the fixed rate debt the applicable contractual rate was used for all periods."

FINANCIAL STATEMENTS
--------------------

CONSOLIDATED STATEMENTS OF CASH FLOW, PAGE 21
---------------------------------------------

3. PLEASE SEPARATELY PRESENT MATERIAL CASH FLOWS RELATING TO DISCONTINUED OPERATIONS WITHIN EACH CATEGORY OF CASH FLOWS. PLEASE ALSO SEPARATELY PRESENT SIGNIFICANT CASH FLOWS TO DISCONTINUED OPERATIONS THAT WILL CONTINUE INTO FUTURE PERIODS.

     Response
     --------

     The Company identified cash flows from discontinued operations for each category (i.e. operating, investing and financing) and presented them separately at the bottom of the statement of cash flows. We understand this to be one of the acceptable methods of presentation based on the speech given by Joel Levine, the Commission's Associate Chief Accountant, on December 6, 2005, at the AICPA National Conference on Current SEC and PCAOB Developments.

4. YOU ENGAGE IN REAL ESTATE INVESTMENT AND DEVELOPMENT AND RECORD REVENUES FROM THE SALE OF REAL ESTATE. IT APPEARS THAT YOU HAVE CASH FLOWS RELATED TO THIS SEGMENT IN CASH FLOWS FROM INVESTING ACTIVITIES. GIVEN THE GUIDANCE OF PARAGRAPH 25 OF SFAS 102, TELL US HOW YOU DETERMINE THIS IS APPROPRIATE.

     Response
     --------

     The real estate classified as real estate held for future development or sale was acquired with the intent of developing for use or holding as a long-term investment to create long-term value. The Company has not engaged in any development activities for several years. In accordance with SFAS 102, Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, paragraph 25, real estate generally is considered a productive asset, and a cash payment to purchase real estate generally is an investing activity. The real estate acquired was not subdivided, improved and sold in individual lots as inventory. The Company held the real estate for more than a year and did not improve or develop the real estate, therefore, it was determined that the investing activity was the more predominant source of cash flow and, therefore, is properly classified as an investing activity in accordance with paragraph 25 of SFAS 102.

     The Company has historically presented the sale of real estate held for future development or sale on a gross basis, within continuing operations on the statements of operations. Beginning with the Company's Form 10-Q as of January 31, 2006, the Company will prospectively present sales of real estate held for future development or sale on a net basis as a separate line item within continuing operations after interest costs incurred and will reclassify all prior periods presented for consistency. In light of the guidance on materiality in SAB 99, the Company proposes that this change in presentation be made on a prospective basis, as the magnitude of the misstatement was not deemed to be material on a quantitative or qualitative basis, since the change in presentation would not have altered decisions made by a reasonable person relying on the report. The Company has evaluated the income statement impact for the fiscal year ended April 30, 2005, and each of the interim quarters within the fiscal year ended April 30, 2005, and has determined that there was not a material misstatement individually or in the aggregate. For the fiscal year ended April 30, 2005, the Company recorded sales from real estate of $515,000 in operating revenues which represented 2.3% of total revenues and recorded costs of real estate in costs and expenses of $324,379 which represented 2.4% of costs and expenses (subtotal) and 1.3% for total costs and expenses.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES
-------------------------------------------------

(F) GOODWILL AND OTHER INTANGIBLE ASSETS, PAGE 24
-------------------------------------------------

5. IT APPEARS THAT THE BOOK VALUE OR YOUR EQUITY EXCEEDED YOUR MARKET CAPITALIZATION AT APRIL 30, 2005. YOUR SEGMENT DISCLOSURES IN NOTE 14 ALSO INDICATE THAT THE ENERGY FACILITIES SOLUTIONS SEGMENT HAS HAD RECURRING

     LOSSES. PLEASE TELL US MORE ABOUT YOUR GOODWILL IMPAIRMENT TEST PERFORMED DURING THE YEAR ENDED APRIL 30, 2005. SPECIFICALLY ADDRESS THE FOLLOWING:

     -    TELL US WHEN THE GOODWILL IMPAIRMENT TEST WAS PERFORMED;

     - TELL US WHAT YOUR REPORTING UNITS WERE AND HOW YOU DETERMINED THESE WERE THE APPROPRIATE REPORTING UNITS IN ACCORDANCE WITH SFAS 142; AND

     - TELL US HOW YOU DETERMINED THAT GOODWILL RELATED TO THE ENERGY AND FACILITIES SOLUTIONS SEGMENT WAS NOT IMPAIRED IN LIGHT OF ITS RECURRING ACTUAL LOSSES

     Response
     --------

     The Company performed the goodwill impairment test as of April 30, 2005, for its Energy and Facilities Solutions Segment.

     Per SFAS 142, Goodwill and Other Intangible Assets, paragraph 30, a reporting unit is a component of an operating segment if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. In accordance with SFAS 142, paragraph 30, the Company has determined that the Energy and Facilities Solutions operating segment is the reporting unit based on the following factors: (1) the components have similar economic characteristics, as defined in SFAS 131, paragraph 17, based on the manner and the nature of the operations; and (2) none of the components are a reporting unit. The components of the Energy and Facilities Solutions segment do not meet the definition of a reporting unit under SFAS 142, paragraph 30 due to: (1) the components individually do not have all of the inputs, processes, and outputs necessary to conduct normal operations (in accordance with EITF 98-3, paragraph 6), and (2) the operating results for the components are not reviewed by the chief operating decision maker, but for the Energy and Facilities Solution segment to assess its performance.

     The evaluation was based on estimated discounted cash flows from the use and eventual disposition of the underlying assets. The most significant assumptions in the impairment analysis are revenue growth and the discount rate. The revenue growth rate was determined based on several indicators which included (1) the placement of a contract for the Company's Energy Manager Program with one of our two largest customers which commenced in December 2005; and (2) a letter of intent from the Company's other largest customer to implement one of the Company's proprietary flagship software solutions throughout all of their properties which was approximately 120 properties. The program to install this proprietary software has started and continues today. The discount rate was based on the estimated current cost of capital for the Company.

     The program to install this proprietary software was originally scheduled to start in June; however, the software release date was delayed due to the complexity of the software development and did not begin until November 2005. Since November 2005, the Company has installed the software at eight of the properties and has another four in the backlog with signed contracts for the customer mentioned in (2) above. The Company is working with the customer on a master contract and expects to have a signed contract by the end of the fiscal year that will cover all 120 properties. In addition, the Company has also installed the software at five properties for the other largest customer that was mentioned in (1) above and has two in the backlog with signed contracts. The Company presented a total of 45 proposals to this customer, has received corporate approval for all of the properties to install the software by December 2006 and is currently waiting on a letter of intent stating this fact which is expected within the next month. The Company has fallen short on its cash flow expectation this year due to the delay in the software release date; however, based on the information above and performing approximately 10 - 14 installations a month, the Company anticipates positive cash flow in fiscal 2007.

     The fair value of the discounted cash flows exceeded the net asset value of the reporting unit at April 30, 2005. Due to the continuing losses, the Company performed a sensitivity analysis by increasing the discount rate by 100 basis points and lowering the revenue growth rate by 50%, which still resulted in no impairment.

     Based on the evaluation, the Company determined that no impairment of the reporting unit existed at April 30, 2005.

NOTE 4 - DISCONTINUED OPERATIONS, PAGE 27
-----------------------------------------

6. PLEASE TELL US WHY YOU CLASSIFIED THE $669,366 LOSS ON THE EARLY EXTINGUISHMENT OF DEBT IN 2005 AS PART OF THE LOSS FROM DISCONTINUED OPERATIONS. PLEASE CITE RELEVANT AUTHORITATIVE ACCOUNTING LITERATURE IN YOUR RESPONSE. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR ALLOCATING INTEREST EXPENSE TO DISCONTINUED OPERATIONS AND THE AMOUNT OF INTEREST EXPENSE ALLOCATED TO DISCONTINUED OPERATIONS FOR ALL PERIODS PRESENTED IN ACCORDANCE WITH EITF 87-24.

     Response
     --------

     In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 42, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

     The loss on the early extinguishment of debt in 2005 related specifically to the mortgage debt on real estate that was disposed of (classified as discontinued operations) and was required to be repaid as part of the disposal. In addition, all of the specific interest on the debt has been allocated to discontinued operations.

     The Company will add a policy disclosure regarding interest expense allocation in applicable future filings in substantially the following manner:

          "Interest expense specifically related to mortgage debt on income-producing properties is allocated to the results of discontinued operations in accordance with EITF 87-24. The Company has elected not to allocate to discontinued operations, other consolidated interest that is not directly attributable to or related to other operations of the enterprise."

     In addition, the Company will separately disclose the interest expense allocated to discontinued operations for all periods presented in applicable future filings.

NOTE 8 - MORTGAGE NOTES PAYABLE AND LEASES, PAGE 30
---------------------------------------------------

7. PLEASE DISCLOSE HOW YOU ACCOUNT FOR (A) STEP RENT PROVISIONS AND ESCALATION CLAUSES AND (B) CAPITAL IMPROVEMENT FUNDING AND OTHER LEASE CONCESSIONS WHICH MAY BE PRESENT IN YOUR LEASES. IF, AS WE ASSUME, THEY ARE TAKEN INTO ACCOUNT IN COMPUTING MINIMUM LEASE PAYMENTS AND THE MINIMUM LEASE PAYMENTS ARE RECOGNIZED ON A STRAIGHT-LINE BASIS OVER THE MINIMUM LEASE TERM, THE NOTE SHOULD SO STATE. IF OUR ASSUMPTION IS INCORRECT, PLEASE TELL US HOW YOUR ACCOUNTING COMPLIES WITH SFAS 13 AND FTB 88-1. PARAGRAPH 5.N. OF SFAS 13, AS AMENDED BY SFAS 29, DISCUSSES HOW LEASE PAYMENTS THAT DEPEND ON AN EXISTING INDEX OR RATE, SUCH AS THE CONSUMER PRICE INDEX OR THE PRIME INTEREST RATE, SHOULD BE INCLUDED IN YOUR MINIMUM LEASE PAYMENTS.

     Response
     --------

     The Company accounts for minimum lease payments on a straight-line basis as disclosed in our accounting policy (c) revenue recognition, stated on page 29 as follows:

          "The Company leases space in its income-producing properties to tenants, and recognizes minimum base rentals as revenue on a straight-line basis over the lease terms."

     The Company will expand its revenue recognition accounting policy in future filings substantially in the following manner:

          "The Company leases space in its income-producing properties to tenants, and recognizes minimum base rentals as revenue on a straight-line basis over the lease term. The lease term begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, we evaluate whether the Company or the lessee is the owner of the tenant improvements. If the Company is the owner of the tenant improvements then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes that the tenant improvements belong to the lessee, then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduce the revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The Company considers a number of different factors to evaluate who owns the tenant improvements. These factors include (1) whether the lease stipulates how and on what a tenant improvement allowance may be spent; (2) whether the tenant or the landlord retain legal title to the improvements; (3) the uniqueness of the improvements; (4) the expected economic life of the tenant improvements relative to the length of the lease; and (5) who constructs or directs the construction of the improvements. The determination of who owns the tenant improvement is subject to significant judgment. In making the determination the Company considers all of the above factors; however, no one factor is determinative in reaching a conclusion."

     NOTE 10 - INCOME TAXES, PAGE 32
     -------------------------------

8. IN LIGHT OF YOUR HISTORY LOSSES, PROVIDE US WITH THE ANALYSIS THAT YOU PERFORMED IN CONCLUDING THAT A FULL VALUATION ALLOWANCE WAS NOT NECESSARY FOR YOUR DEFERRED TAX ASSETS AS OF BOTH APRIL 30, 2005 AND THE INTERIM PERIOD ENDED OCTOBER 31, 2005. NOTE THAT THE WEIGHT GIVEN TO POTENTIAL EFFECT OF NEGATIVE AND POSITIVE EVIDENCE SHOULD BE COMMENSURATE WITH THE EXTENT TO WHICH IT CAN BE OBJECTIVELY VERIFIED. REFER TO PARAGRAPHS 23 TO 25 OF SFAS 109.

     Response
     --------

     Per SFAS 109, Accounting for Income Taxes, paragraph 21, future reversals of existing taxable temporary differences can be considered a source of taxable income. To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. The Company had net deferred liabilities of $2,907,198 at April 30, 2005. The Company also considered the guidance in paragraphs 23 -25, reviewing all available evidence, both positive and negative in determining whether a valuation allowance is needed. It also suggests that the Company should analyze the future realization of the tax benefit.

     The Company has evaluated its need for a valuation allowance using the following factors: (1) The Company has not had a history of losing its deferred tax assets. The majority of the deferred tax assets relate to federal net operating losses that were generated in the past three fiscal years and have carry forward lives ranging from 12-15 years. (2) The Company has an excess of appreciated asset value over the tax basis generated from previous 1031 tax free exchanges that will reverse in the future when sold. The Real Estate Segment currently has four income-producing properties that are former Section 1031 transactions and, therefore, have very low tax basis and would generate significant taxable income when sold. Based on prior experience, the Company believes that, if sold, all of the income-producing properties would be sold for more than their book value which would increase the book/tax difference.

     In addition, prior to filing the Company's 10-K it was disclosed that the Company elected not to acquire a replacement income-producing property for a Section 1031 federal income tax deferral related to the sale of the Company's shopping center in Jackson, Michigan. Based on the book/tax gain difference, the Company estimates that most, if not all, of its federal net operating loss that existed and was not reserved for at April 30, 2005 will be fully utilized as of April 30, 2006. The Company had estimated taxable income of approximately $3,275,000 as of October 31, 2005.

     Based on all of the factors above, management believes that it is more likely than not that the Company will be able to utilize the deferred tax assets.

NOTE 15 - ACQUISITIONS AND DISPOSITIONS
---------------------------------------

SALE OF KMART LEASEBACK INTEREST, PAGE 38
-----------------------------------------

9. PLEASE DEMONSTRATE TO US HOW YOU MET EACH OF THE CRITERIA OF PARAGRAPH 7 OF SFAS 98 TO USE SALE-LEASEBACK ACCOUNTING. PLEASE ALSO DISCLOSE A DESCRIPTION OF THE TERMS OF THE SALE-LEASEBACK TRANSACTION, INCLUDING FUTURE COMMITMENTS, OBLIGATIONS, PROVISIONS, OR CIRCUMSTANCES THAT REQUIRE OR RESULT IN YOUR CONTINUING INVOLVEMENT. REFER TO PARAGRAPH 17 OF SFAS 98.

     Response
     --------

     The transaction referred to relates to the sale of the Company's remaining interest in a transaction that occurred in the 1970s. The effective date of SFAS 98, Accounting for Leases, was June 30, 1988. The Company accounted for the original sale transaction in accordance with the relevant accounting literature. This transaction was the termination of that sale-leaseback interest and was accounted for as a discontinuation of a lease in accordance with SFAS 13, Accounting for Leases, paragraph 17.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
-----------------------------------------------

10. PLEASE TELL US WHERE YOU HAVE PROVIDED THE INFORMATION REQUIRED BY RULE 5-04 OF REGULATION S-X TO BE DISCLOSED IN SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS RELATED TO YOUR PROVISIONS FOR DOUBTFUL ACCOUNTS OR PROVIDE THE INFORMATION.

     Response
     --------

     Regulation S-X, Rule 5-04 requiring Schedule II references S-X Rule 4-02, which provides that the schedule may be omitted if non-materiality standards are met. As of April 30, 2005, Schedule II - Valuation and Qualifying Accounts is as follows:

                                                      ADDITIONS
                                               -----------------------
                                  BALANCE AT   CHARGED TO   CHARGED TO
                                   BEGINNING    COSTS AND      OTHER                   BALANCE AT
                                    OF YEAR     EXPENSES     ACCOUNTS    DEDUCTIONS   END OF YEAR
                                  ----------   ----------   ----------   ----------   -----------
Description
Allowance for doubtful accounts
Year ended April 30, 2005          $ 48,512      $    --        $--       $     --      $48,512
Year ended April 30, 2004          $ 35,550      $37,154        $--       $ 24,192      $48,512
Year ended April 30, 2003          $111,407      $77,684        $--       $153,541      $35,550

     The Company evaluated the nature and extent of what should be included in the schedule and has determined that the balances for the beginning, ending and changes in the current year are immaterial for disclosure purposes. Management also believes that this schedule will continue to be immaterial based on the nature of our business.

FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2005
------------------------------------------------

GENERAL
-------

11.  PLEASE ADDRESS THE COMMENTS ABOVE IN YOUR INTERIM FILINGS AS WELL.

     Response
     --------

     We will comply as necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 12
-------------------

12. PLEASE TELL US HOW THE RECOGNITION OF REVENUES IN THE AMOUNT OF $593,000 BY YOUR ENERGY SERVICES SEGMENT IN THE FIRST QUARTER OF FISCAL 2006 FROM A CONSULTING SERVICES CONTRACT THAT WAS SUBSTANTIALLY PERFORMED IN PRIOR PERIODS COMPLIES WITH YOUR REVENUE RECOGNITION POLICY THAT ENERGY SERVICE SEGMENT REVENUES ARE ACCOUNTED FOR UNDER PERCENTAGE-OF-COMPLETION METHOD. PLEASE ALSO TELL US WHY THERE WERE NO ASSOCIATED COSTS AND EXPENSES FOR THIS CONSULTING SERVICES CONTRACT RECORDED IN THE FIRST QUARTER OF FISCAL 2006.

     Response
     --------

     Costs incurred related to the consulting services contract were expensed as period cost, in the period in which the services were performed. Revenue was not recognized at that time because it was not fixed or determinable based on contractual provisions. Contingencies within the contract stipulated that no amounts would be earned unless a) the third party was able to execute an agreement to sell Chilled Water/Services related to a specific project or b) that the third party obtained an agreement to develop a specific project. In order for either of the criteria in a) or b) to possibly be met by the third party, funding for the project had to been obtained. There was uncertainty as to both the availability of the funding for the project and/or the viability of the technology being deployed.

     The Company recognized the revenue on the contract in the first quarter of fiscal 2006, as contract terms were fixed and determinable and collection was reasonably assured. Revenue recognition was contingent upon the third party executing an agreement to develop a specific project and third party receiving funding. These contingencies were resolved during the first quarter, and therefore revenue recognition was appropriate.

The Company acknowledges the following:

     - The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or further comments, please direct them to the undersigned at (770) 953-0304.

                                        Very truly yours,


                                        /s/ Mark J. Thomas
                                        ----------------------------------------
                                        Mark J. Thomas
                                        Chief Financial Officer